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                                                               Exhibit 99(b)
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                       RISKS RELATING TO OUR BUSINESS

LEGAL PROCEEDINGS AND OTHER CLAIMS COULD IMPOSE SUBSTANTIAL COSTS ON US.

    As a manufacturer of chemical-based materials, we have lawsuits involving environmental and product liability claims filed against us from time to time. We are defending a number of legal proceedings primarily relating to former operations, including claims for personal injury and property damage arising out of releases of or alleged exposure to materials that are classified as hazardous substances under federal environmental law. Some of these proceedings have also been brought against our former parent, the former Monsanto Company (now known as Pharmacia Corporation), which we have agreed to indemnify for the claims. Before merging with Pharmacia, Monsanto conducted many of the businesses we now operate that are the subject of these lawsuits.

    The most significant claims involve allegations of personal injury and property damage associated with the former manufacture of polychlorinated biphenyls, which are known as "PCBs," and related releases of PCBs at our Anniston, Alabama facility. Four cases originally filed in Circuit Court for Calhoun County, Alabama on behalf of approximately 3,500 individuals living or working near the Anniston facility (the "Abernathy Plaintiffs") were consolidated for trial. In February 2002, a jury returned a verdict for the plaintiffs in the first phase of the trial relating to claims of property damage and exposure to PCBs made by 16 individuals and one business from the larger group of plaintiffs. The verdict found us liable with respect to all counts before the jury, including negligence, wantonness, trespass, nuisance, outrage and suppression of truth. The jury has yet to return a finding with respect to damages, but the verdict carries the possibility of both compensatory and punitive damages.


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    In February 2002, the Attorney General of Alabama, the Alabama
Department of Environmental Management and certain district attorneys intervened in the Abernathy case, seeking an order that directs the defendants to fund an investigation of the extent of the PCB contamination and the setting of a schedule and procedures for remediation. We believe that the filing of a partial consent decree ("PCD") in federal court has preempted the jurisdiction of the state court to prescribe any remedial action directed to PCB issues in Anniston.

    If damages are awarded against us, we would appeal on all available grounds. We believe that we have meritorious grounds for appeal; however, there can be no guarantee any such appeal would be successful. Also, in order to appeal any lower court judgment, we would be required to post a surety bond. Such a bond is often required to be collateralized.

    Pharmacia, our co-defendant in these cases, has agreed upon completion of the refinancing to obtain an appeal bond on commercially reasonable terms given its financial condition and resources if needed and if we do not obtain the bond. If Pharmacia obtains an appeal bond without providing collateral, any decisions regarding settlement of the litigation would be jointly controlled by us, Pharmacia, and Monsanto with each company having an equal vote.

    If such a bond is required to be secured by collateral, Solutia would have the right to provide the collateral and continue to control any settlement decisions. If Solutia does not provide the required collateral, then Pharmacia would provide the necessary collateral and would assume control of any settlement decisions. We estimate, under current conditions, that Pharmacia and our insurers could obtain an appeal bond in the range of $500 to $550 million without providing collateral and in a larger amount with collateral but no assurances can be given as to the amount of the bond Pharmacia can obtain on an unsecured basis.

    We have insurance coverage that we believe would be available to mitigate potential damages in these cases. However, there is no assurance that our available insurance will cover all claims, or that our insurers will not challenge coverage for certain claims, or that the final damage award will not exceed our available insurance coverage. Any of the foregoing may have a material adverse effect on our results from operations, financial position, liquidity, and our ability to satisfy our financial obligations.

    Another Anniston lawsuit, originally filed in federal court in Birmingham, Alabama, on behalf of 1,116 minor plaintiffs, now involves approximately 15,000 adult and minor plaintiffs. These plaintiffs claim to suffer unspecified injuries from exposure to PCBs and assert their right to medical monitoring and testing, and seek compensatory and punitive damages in unspecified amounts. This lawsuit is scheduled to go to trial in or after February 2003.

    There is little, if any, precedent available for use in predicting potential outcomes in the Anniston litigation and, at this stage of the proceedings, we cannot reasonably determine the extent of liability or the amount of any damages. We cannot predict the amount of damages we will have to pay, if any, or the timing of such payments with regard to these cases. The uncertain outcome of these cases could materially impact our ability to refinance our indebtedness as it comes due.

    We also manufactured PCBs at one of our facilities in Illinois. Remediation of PCBs found off the plant site is proceeding under the supervision of the EPA. Although there are no pending lawsuits from third parties in Illinois similar to those related to the Anniston plant, we can give no assurance that such lawsuits will not be filed against us.

    In addition to any damages that we may have to pay in connection with our PCB litigation, our business and proposed remedial actions may also be negatively affected by publicity relating to these lawsuits. Major newspapers, magazines and television networks have run or may run stories with respect to our role in the manufacture of PCBs and the effect such operations allegedly have had on the communities in which we operate or have operated.


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WE MANUFACTURE PRODUCTS FOR HIGHLY COMPETITIVE, CYCLICAL END MARKETS.

    We sell our products into cyclical end markets such as the domestic housing industry and global automotive industries. A general weakening of the economy in the United States and Europe in 2001 depressed consumer demand in these marketplaces, which negatively affected our sales for the year. As long as these conditions exist, they will continue to have a negative effect on our volumes and operating margins.

    The global markets in which our chemical businesses operate are highly competitive. Competition is based on a number of factors, such as price, product quality and service. In addition, some of our competitors may have greater financial, technological and other resources than ours, and may be better able to withstand changes in market conditions. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Consolidation of our competitors or customers may also have an adverse effect on us. In addition, global competition and customer demands for efficiency will continue to make price increases difficult. The occurrence of any of these events could adversely affect our financial condition and results of operations.

OUR BUSINESS FLUCTUATES MATERIALLY DUE TO EXTERNAL FACTORS WHICH MAY NEGATIVELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    External factors beyond our control, such as general economic conditions described above, competitor actions, international events and governmental regulation in the United States and abroad, can cause fluctuations in demand for our products, fluctuations in prices and margins and volatility in the price of raw materials that we purchase. In particular, demand within the primary end-markets for our products is generally a function of regional economic conditions in geographic areas in which sales are generated. For example, in 2001, a decline in the U.S. economy reduced market demand in all business segments, which adversely affected our results of operations. These external factors can magnify the impact of industry cycles. As a result, our income and cash flow fluctuate significantly.

    As a result of demand, we may operate individual facilities below or above rated capacities, may idle individual facilities or may shut down and restart individual facilities in any period. During 2001, we reduced operating rates in all segments, thereby increasing our per unit cost of products sold. It is possible that lower demand in the future will cause us to reduce operating rates.

INCREASED RAW MATERIAL AND ENERGY COSTS MAY REDUCE OUR INCOME.

    We purchase large amounts of commodity raw materials, including natural gas, propylene, cyclohexane and benzene. While temporary shortages of raw materials and energy may occasionally occur, these items are generally sufficiently available to cover current and projected requirements. We typically purchase major requirements for key raw materials under medium-term contracts. However, their prices fluctuate under these contracts as a result of unscheduled plant interruptions and domestic and world market conditions.

    For example, during 2000, the cost of many of our raw materials increased significantly as the price of crude oil increased above $30 a barrel. During the second half of 2000, natural gas escalated in price to nearly $10 per MMBtu. Given our competitive markets, it is often not possible to pass all of these increased costs on to our customers. While prices have now dropped, raw material and energy costs may increase significantly again. A return of high raw material and energy costs could significantly reduce our operating margins in the future.

OPERATING PROBLEMS IN OUR BUSINESS MAY MATERIALLY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    The occurrence of material operating problems at our facilities, including but not limited to the events described below, may have a material adverse effect on the productivity and profitability of a particular


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manufacturing facility, or on our operations as a whole, during and after the period of the operational difficulties. Our income is dependent on the continued operation of our various production facilities. Our manufacturing operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, labor difficulties and transportation interruptions.

BECAUSE WE OPERATE WORLDWIDE, WE ARE AFFECTED BY RISKS OF DOING BUSINESS ABROAD. OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY CURRENCY RISK OR POLITICAL INSTABILITY.

    We generate revenue from export sales as well as from operations conducted outside the United States. Approximately 43% of our consolidated sales in 2001 were made into markets outside the United States including Europe, Canada, Latin America and Asia. Operations outside the United States are potentially subject to a number of risks and limitations that are not present in domestic operations, including fluctuations in currency values, trade restrictions, investment regulations, governmental instability and other potentially detrimental governmental practices or policies affecting companies doing business abroad. Our Performance Films and Specialty Products segments are particularly dependent on their international operations. Approximately half of the sales of the Performance Films segment and two-thirds of the sales of the Specialty Products segment were made into markets outside the United States. Identifiable assets of the non-United States operations represented approximately 26% of total identifiable assets at December 31, 2001, and approximately 26% of total identifiable assets at March 31, 2002.

    The functional currency of each of our non-United States operations is the local currency. Exchange rates between these currencies and U.S. dollars have fluctuated significantly in recent years and may do so in the future. Unfavorable currency exchange rates adversely affected our revenues and net income in 2000 and 2001. We cannot predict future events, which may significantly increase or decrease the risk of future movement in foreign currencies in which we conduct our business. We generate revenue from export sales and operations conducted outside the United States that may be denominated in currencies other than the relevant functional currency. It is possible that fluctuations in foreign exchange rates will have a negative effect on our results of operations. Additionally, we generate revenues from sales in countries that may experience greater degrees of economic and political uncertainty than those experienced by us in the United States.

ENVIRONMENTAL AND REGULATORY COMPLIANCE IMPOSES SUBSTANTIAL COSTS ON US.

    In 2001 we spent approximately $7 million for environmental capital projects and approximately $122 million for the management of environmental programs, including the operation and maintenance of facilities for environmental control, of which $40 million was charged against recorded environmental liabilities. During 2002 and 2003, we estimate that we will spend a total of approximately $26 million on additional capital projects for environmental protection and that expenses for the management of environmental programs in 2002 and 2003 will decrease slightly from 2001 levels.

    With respect to environmental remediation obligations, our policy is to accrue costs for remediation of contaminated sites in the accounting period in which the obligation is probable and the cost is reasonably estimable. Significant adjustments to these obligations resulted in the 2001 fourth quarter charges of $34 million ($22 million aftertax) to increase our environmental reserves. This action was required in order to reflect revised estimates for changed circumstances relating to the ultimate outcome of previously known environmental matters. These revised estimates were based upon further discussions with environmental authorities and the availability of new information from recently completed environmental studies. These events and activities help to better define and quantify our ultimate liability for these matters.

    At the time of our spinoff from the former Monsanto Company (now Pharmacia Corporation), we assumed liabilities related to specified proceedings under federal and state environmental remediation laws including the federal Comprehensive Environmental Response, Compensation & Liability Act, which is known as "Superfund." As a result, while Monsanto remains the named potentially responsible party or defendant for actions that occurred before the September 1, 1997 spinoff, we manage these proceedings and


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litigation against Monsanto and indemnify it for any costs, expenses and judgments arising from these proceedings and from the PCD described below.

    Our estimates of our liabilities for Superfund sites are based on evaluations of currently available facts with respect to each individual site and take into consideration factors such as existing technology, laws and agency policy and prior experience in remediation of contaminated sites. As assessments and remediation activities progress at individual sites, we review these liabilities periodically and adjust them to reflect additional technical, engineering and legal information that becomes available. We had an accrued liability of $26 million as of March 31, 2002, for Superfund sites. Major Superfund sites in this category include the noncompany-owned sites at Brio and MOTCO in Texas and Fike/Artel in West Virginia, which account for $18 million of the accrued amount. We spent approximately
$8 million in 2001 for remediation of Superfund sites. Similar Superfund remediation costs are likely in future years.

    We had an accrued liability of $59 million as of March 31, 2002, for plants no longer in operation and third-party sites for which we assumed responsibility from Monsanto. Our estimate of our liability related to these sites is based on evaluations of currently available facts with respect to each individual site. The estimate takes into consideration factors such as existing technology, laws and agency policy and prior experience in remediation of contaminated sites. We spent $16 million in 2001 for remediation of these sites. Similar remediation costs for these kinds of sites are likely in future years.

    We had an accrued liability of $83 million as of March 31, 2002, for solid and hazardous waste remediation, and for post-closure costs at our operating locations. We accrue these post-closure costs over the estimated remaining useful life of the related facilities. We spent $16 million in 2001 for remediation of these facilities. Similar remediation costs for these kinds of sites are likely in future years.

    Our largest known environmental exposure arises from the alleged release of PCBs from our facility in Anniston, Alabama. Environmental remediation issues related to this facility relate principally to: (1) remediation of the seventy-acre plant site; (2) investigation and remediation of soil contamination at properties in the Anniston area; and (3) investigation and remediation of sediments in waterways and soils in flood plains impacted by discharges from the plant. We have tested and continue to test soils at residential properties in the Anniston area for PCBs and are conducting clean-ups where action levels are exceeded and access can be obtained pursuant to an administrative order on consent agreed to with the federal EPA. On March 25, 2002, we and Pharmacia entered into a PCD with EPA pursuant to Superfund for the area designated by EPA as the Anniston PCB site. It was lodged with the U.S. District Court for the Northern District of Alabama; approval and entry by the Court is subject to a public comment period which ended June 3, 2002 and review by the Court of any objections. The PCD requires us and Pharmacia to conduct a remedial investigation and feasibility study, the results of which will be used by EPA to select a clean-up remedy for the Anniston PCB site, and to continue to address residential properties pursuant to the pre-existing removal order issued by EPA. Under the PCD, EPA has reserved the right to seek natural resource damages, if any, under Superfund allegedly caused by releases of PCBs, for example, in waterways used for recreational fishing.

    EPA has also reserved the right to seek remediation of alleged lead contamination in soil in the Anniston area. While we believe our operations did not contribute to any lead contamination, there can be no guarantee that significant costs will not be incurred to address it.

    Uncertainties related to all of our environmental liabilities include changing governmental policy and regulations, discovery of unknown conditions, the method and extent of remediation and future changes in technology. Because of these uncertainties, we estimate that potential future expenses associated with these liabilities could exceed the amounts reserved by an additional $20 million to $30 million. Although we cannot predict the ultimate costs and results of remediation of contaminated sites with certainty, we do not expect them to result in a material adverse effect on our consolidated financial position or liquidity, but they could have a material adverse effect on our net income in any one year. However, there can be no guarantee that the ultimate cost of remediation and related matters, including any natural resource damages, will not have a material adverse effect on our financial position.